Garrett Music Academy, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
ARC of SMD	1,400.00
Clover Discounts Given	-0.41
Clover Refunds	-389.00
Enrollment Fee	1,540.00
Late Fees	150.00
Lessons	220,751.48
Music & Arts	6,105.24
Orchestra Books	-9.95
Refund	-79.45
Repairs	623.16
Retail Sales	27,093.75
Sales	684.11
Sales of Product Income	5,517.14
Studio Sessions	250.00
Uncategorized Sales	26,034.50
Total Income	**$289,670.57**
Cost of Goods Sold	
Cost of Goods Sold	
COG Ensemble	120.00
COG Lessons	149,389.11
COG Rentals	-2,783.26
COG Repairs	20.00
COG Retail	5,087.70
COG Studio	350.00
Total Cost of Goods Sold	**152,183.55**
Retail Sale	147.22
Total Cost of Goods Sold	**$152,330.77**
GROSS PROFIT	**$137,339.80**
Expenses	
Advertising & Marketing	13,212.18
Constant Contact	39.93
Website	411.17
Total Advertising & Marketing	**13,663.28**
Auto	74.44
Auto Repairs & Maintenance	327.37
Gas	2,056.71
Total Auto	**2,458.52**

Garrett Music Academy, LLC

Profit and Loss
January - December 2020

	TOTAL
Bank Charges & Fees	2,293.29
Merchant Fees	5,051.56
Total Bank Charges & Fees	**7,344.85**
Business Gifts	120.00
Cell phone	1,443.92
Common Area Maintenance	1,895.00
Computer and Internet	1,641.35
Copier Lease	810.74
Dues & subscriptions	375.00
Insurance	3,158.34
Interest Paid	3,545.19
Legal & Professional Services	
Accounting	5,450.00
Consultant	3,279.28
Payroll Service	1,999.08
Total Legal & Professional Services	**10,728.36**
Meals & Entertainment	1,784.83
MyMusicStaff	586.66
Office Supplies & Software	8,138.87
Other Business Expenses	160.00
Payroll Expenses	
Employer Paid Taxes	7,216.02
Shareholder Compensation	16,723.65
Wages	71,017.68
Total Payroll Expenses	**94,957.35**
Postage	278.42
Rent & Lease	30,625.00
Repairs & Maintenance	5.49
Sales and Use Tax	0.00
Security System/Monitoring Services	211.02
Subcontractors	6,158.09
Supplies & Materials	150.00
Taxes & Licenses	94.50
Training	6,493.06
Utilities	3,744.34
Total Expenses	**$200,572.18**
NET OPERATING INCOME	**$ -63,232.38**
Other Income	
Interest earned	1.79

Garrett Music Academy, LLC

Profit and Loss
January - December 2020

	TOTAL
Other income	20,000.00
Total Other Income	**$20,001.79**
Other Expenses	
cash short and over	0.00
Charitable Donation	584.25
Total Other Expenses	**$584.25**
NET OTHER INCOME	**$19,417.54**
NET INCOME	**$ -43,814.84**